Exhibit 12

Computation of Earnings to Fixed Charges

Five-Year Ratio of Earnings to Fixed Charges:	Three Months Ended March 31, 2008	2007	2006	2005	2004	2003
Dollars in Millions

Earnings

Earnings from continuing operations before minority interest and income taxes	$1,290	$3,534	$2,400	$4,304	$4,210	$4,529

Less:
Equity in net income of affiliates, net of losses of equity investees	164	524	474	334	273	151

Income adjusted for equity income	1,126	3,010	1,926	3,970	3,937	4,378

Add:
Fixed charges	95	504	566	408	369	361
Distributed income of equity investments	113	488	439	383	278	155

Less:
Capitalized interest	(7)	(27)	(18)	(9)	(10)	(35)

Total Earnings	$1,327	$3,975	$2,913	$4,752	$4,574	$4,859

Fixed Charges
Interest and debt expense	$73	$422	$498	$349	$310	$277
Capitalized interest	7	27	18	9	10	35
One-third of rental expense (1)	15	55	50	50	49	49

Total Fixed Charges	$95	$504	$566	$408	$369	$361

Ratio of Earnings to Fixed Charges	13.97	7.89	5.15	11.65	12.40	13.46

(1)	Rents included in the computation consist of one-third of rental expense which the Company believes to be a conservative estimate of an interest factor in its leases, which are not material.